SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                     -------------------------------------

                                     FORM 11-K


(X)      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the fiscal year ended December 31, 1994

( )      TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         for the transition period from _____________ to ________________

         Commission file number     1-10720




                           ILLINOIS CENTRAL CORPORATION
                     SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                        455 North Cityfront Plaza Drive
                         Chicago, Illinois  60611-5504
                        (Title and Address of the Plan)



                          ILLINOIS CENTRAL CORPORATION
                        455 North Cityfront Plaza Drive
                         Chicago, Illinois  60611-5504
              (Issuer and Address of Principal Executive Offices)

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              ILLINOIS CENTRAL CORPORATION
                              SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN



Date:  June 26, 1995                     /s/ Dale W. Phillips
                                             Dale W. Phillips
                                   Member Administrative Committee

                         ILLINOIS CENTRAL CORPORATION

                   SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN



                                   FORM 11-K



                      Financial Statements and Schedules
                    Years Ended December 31, 1994 and 1993

                         ILLINOIS CENTRAL CORPORATION
                   Supplemental Retirement and Savings Plan


             INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS





Financial Statements and Schedules:

Independent Auditors' Report.............................  F-3

Statements of Financial Position as of
 December 31, 1994 and 1993..............................  F-4 to F-5

Statements of Income and Changes in Plan Equity for
 the years ended December 31, 1994 and 1993..............  F-6 to F-7

Notes to Financial Statements............................  F-8 to F-11

Schedule I - Assets Held For Investment Purposes
 at December 31, 1994....................................  F-12

Schedule II - Reportable Transactions for the
 year ended December 31, 1994............................  F-13

Exhibit:

Exhibit 23: Independent Auditors' Consent................  E-1

                         Independent Auditors' Report


The Administrative Committee
Illinois Central Corporation
Supplemental Retirement and Savings Plan:

We have audited the accompanying statements of financial position of Illinois Central Corporation Supplemental Retirement and Savings Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Central Corporation Supplemental Retirement and Savings Plan as of December 31, 1994 and 1993, and the results of its operations and the changes in its plan equity for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of financial position and the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial position and results of operations and changes in plan equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       /s/ KPMG PEAT MARWICK LLP

Chicago, Illinois
June 16, 1995

                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                        STATEMENT OF FINANCIAL POSITION
                               DECEMBER 31, 1994


                                                                    Investment Funds

                                              ----------------------------------------------------------
                                               Ilinois
                                               Central       New
                                                 Corp.   Perspective
                                  Total       Stock Fund     Fund     Diversified    Fixed       Balanced
                                -----------   ---------- -----------  ----------  ----------- -----------
Assets:
   Investment at Fair Value     $45,933,140   7,435,073   1,615,588   6,587,388   27,800,901  2,494,190
   Securities Sold Receivable       123,184       9,011                 112,809                   1,364
   Dividends Receivable              64,496      60,136                   4,355                       5
   Accrued Interest Receivable       98,835           9                   3,022       95,804
   Contributions Receivable:
     Employer                        24,063       5,376         689       4,840       11,239      1,919
     Employee                        74,114      15,878       2,275      14,160       35,975      5,826
   Cash and Cash Equivalents        876,976      26,466                 804,192       45,366        952
                                -----------  ----------   ---------  ----------  ----------- ----------
   Total Assets                 $47,194,808   7,551,949   1,618,552   7,530,766   27,989,285  2,504,256
                                ===========  ==========   =========  ==========  =========== ==========

Liabilities and Plan Equity:
   Liabilities:
   Interfund transfers          $         0       1,281                               31,674    (32,955)
   Payable for unsettled trades     105,874      32,499                  73,375
   Accrued Expenses                  25,095       3,783         819       3,747       14,117      2,629
                                -----------  ----------   ----------  ----------  ----------  ---------

   Total Liabilities                130,969      37,563         819      77,112       45,791    (30,326)
   Plan Equity                   47,063,839   7,514,386   1,617,733   7,453,644   27,943,494  2,534,582
                                -----------  ----------   ----------  ----------  ---------- ----------
   Total Liabilities and
     Plan Equity                $47,194,808   7,551,949   1,618,552   7,530,766   27,989,285  2,504,256
                                ===========  ==========   ==========  ==========  ========== ==========

                See accompanying Notes to Financial Statements.

                         ILLINOIS CENTRAL CORPORATION
                   SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                        STATEMENT OF FINANCIAL POSITION
                               DECEMBER 31, 1993


                                               Investment Funds

                                              ---------------------------------------------------------------------------
                                               Illinois
                                               Central
                                                Corp.        Whitman       Pet
                                  Total       Stock Fund   Stock Fund   Stock Fund  Diversified      Fixed       Balanced
                               -----------   ----------   ----------   ----------  -----------   -----------   ----------
Assets:
  Investment at Fair Value      $46,967,021   7,224,723          0            0      8,374,628    28,726,162    2,641,508
  Dividends Receivable               48,339      42,054          0            0          6,285             0            0
  Accrued Interest Receivable        63,552          50          0            0          2,266        61,216           20
  Income Receivable                  (3,750)          0          0            0         (3,750)            0            0
  Contributions Receivable:
    Employer                         22,911       4,446          0            0          5,747        10,832        1,886
    Employee                         68,865      13,043          0            0         17,530        32,431        5,861
  Cash and Cash Equivalents         891,573          11          0            0        891,521            41            0
                                -----------   ----------     -----        -----      ----------   -----------   ----------
  Total Assets                  $48,058,511   7,284,327          0            0      9,294,227    28,830,682    2,649,275
                                ===========   ==========     =====        =====      =========    ===========    ========

Liabilities and Plan Equity:
  Liabilities:
  Distributions Payable to
    Participants                $   359,075       6,539          0            0          2,637       349,899            0
  Accrued Expenses                    8,917       1,266          0            0          1,774         5,387          490
  Interfund Transfers                     0      (9,527)         0            0          3,101             0        6,426
                                -----------   ----------     ------       ------     ----------  -----------    ---------
  Total Liabilities                 367,992      (1,722)         0            0          7,512       355,286        6,916
  Plan Equity                    47,690,519   7,286,049          0            0      9,286,715    28,475,396    2,642,359
                                -----------   ----------     ------       ------     ----------  -----------    ---------
  Total Liabilities and
    Plan Equity                 $48,058,511   7,284,327          0            0      9,294,227    28,830,682    2,649,275
                                ===========   ==========     ======       ======     ==========  ===========   ==========

                See accompanying Notes to Financial Statements.

                         ILLINOIS CENTRAL CORPORATION
                   SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                         Investment Funds
                                           -------------------------------------------------------------
                                            Illinois
                                            Central       New
                                             Corp.     Perspective
                                Total      Stock Fund     Fund       Diversified      Fixed      Balanced
                               ----------  ----------  -----------   ----------- -----------   ----------
Investment Income:
   Dividends                   $   529,463    196,816      114,504      213,687         4,456
   Interest                      1,790,871        433           12       46,194     1,744,075          157
   Net Realized Gain (Loss)         23,329     50,337       10,792      (64,762)            0       26,962
   Net Unrealized Gain (Loss)   (2,340,472)(1,149,779)     (43,757)    (898,872)            0     (248,064)
                               ----------- ----------   -----------   -----------  ----------   -----------
                                     3,191   (902,193)      81,551     (703,753)    1,748,531     (220,945)
                               ----------- ----------   -----------   -----------  ----------   -----------
Contributions:
   Participants                  1,708,051    340,449       15,247      420,361       772,573      159,421
   Employers                       894,764    174,807        7,488      215,568       415,442       81,459
   Rollover                         12,869      5,147        2,574        2,574         2,574
                               ----------- ----------   -----------   ----------   -----------   ----------
                                 2,615,684    520,403       25,309      638,503     1,190,589      240,880
                               ----------- ----------   -----------   ----------   -----------   ----------
   Total Additions               2,618,875   (381,790)     106,860      (65,250)    2,939,120       19,935

Less:
   Participants' Distributions   2,951,501    132,303                   226,434     2,327,672      265,092
   Administrative Expenses         294,054     26,785        4,344       77,303       153,792       31,830
   Interfund Transfers                   0   (769,215)  (1,515,217)   1,464,084       989,558     (169,210)
                               ----------- ----------   -----------    ----------   -----------   ----------
   Total Deductions              3,245,555   (610,127)  (1,510,873)   1,767,821     3,471,022      127,712
                               ----------- ----------   -----------    ----------   -----------   ----------
Net Changes During Period         (626,680)   228,337    1,617,733   (1,833,071)     (531,902)    (107,777)

Plan Equity:
   At December 31, 1993         47,690,519  7,286,049            0    9,286,715    28,475,396    2,642,359
                               ----------- ----------   -----------   ----------   -----------   ----------
   At December 31, 1994        $47,063,839  7,514,386    1,617,733    7,453,644    27,943,494    2,534,582
                               =========== ==========   ===========   ==========   ===========   ==========

                See accompanying Notes to Financial Statements.

                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                            Investment Funds

                                             -----------------------------------------------------------------------------
                                              Illinois
                                               Central
                                                Corp.        Whitman       Pet
                                 Total       Stock Fund    Stock Fund   Stock Fund   Diversified    Fixed         Balanced
                               ----------    -----------   ----------   -----------  -----------  ----------     ---------

Investment Income:

  Dividends                    $   470,890     112,430        22,989       27,022       308,175                       274
  Interest                       1,937,435       1,440           597          829        51,713    1,859,213       23,643
  Net Realized Gain (Loss)        (593,445)     12,225      (173,991)    (338,753)     (360,201)                  267,275
  Net Unrealized Gain (Loss)     2,743,724   1,897,002                                  846,722
                               -----------   ----------   -----------   -----------   ----------   -----------   ----------
                                 4,558,604   2,023,097      (150,405)    (310,902)      846,409    1,859,213      291,192
                               -----------   ----------   -----------   -----------  ----------   -----------   ----------

Contributions:

  Participants                   1,489,007     239,017             0            0       367,194      752,743      130,053
  Employers                        937,834     142,254             0            0       228,980      488,048       78,552
  Rollover                         471,028     336,114             0            0         4,317        7,680      122,917
                               -----------   ----------   -----------   -----------  ----------   -----------   ----------
                                 2,897,869     717,385             0            0       600,491    1,248,471      331,522
                               -----------   ----------   -----------   -----------  ----------   -----------   ----------
  Total Additions                7,456,473   2,740,482      (150,405)    (310,902)    1,446,900    3,107,684      622,714

Less:

  Participants' Distributions   (4,311,040)   (328,646)     (454,258)    (529,186)     (362,138)  (2,569,014)     (67,798)
  Administrative Expenses         (234,643)    (11,669)       (2,367)      (3,294)      (77,155)    (107,733)     (32,425)
  Interfund Transfers                    0   2,730,279    (3,090,677)  (3,786,903)      895,924    2,968,437      282,940
                               -----------   ----------   -----------   -----------  ----------   -----------   ----------
  Total Deductions              (4,545,683)  2,389,964    (3,547,302)  (4,319,383)      456,631      291,690      182,717
                               -----------   ----------   -----------   -----------  ----------   -----------   ----------

Net Changes During Period        2,910,790   5,130,446    (3,697,707)  (4,630,285)    1,903,531    3,399,374      805,431

Plan Equity:

  At December 31, 1992          44,779,729   2,155,603     3,697,707    4,630,285     7,383,184   25,076,022    1,836,928
                               -----------   ----------   -----------   -----------   ----------  -----------   ---------
  At December 31, 1993         $47,690,519   7,286,049             0            0     9,286,715   28,475,396    2,642,359
                               ===========   ==========   ===========   ===========   ==========  ==========    =========

                       See accompanying Notes to Financial Statements.

                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1993


(1)  DESCRIPTION OF PLAN

The following brief description of the Illinois Central Corporation Supplemental Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan was established effective January 1, 1989 and replaced the Supplemental Retirement and Savings Plan for Whitman Corporation (Predecessor Plan) for the benefit of eligible employees of Illinois Central Railroad Company (the Company) as a result of Whitman Corporation's spin-off of the common stock of Illinois Central Transportation Company (ICTC) to its shareholders. The Company is the surviving corporation in the merger of ICTC into the Company. The Plan covers all full-time, salaried, non-union employees of the Company. Full-time eligible employees may participate on the first day of the calendar month coinciding with or next following the first day of employment. Part-time eligible employees may participate once they have completed certain employment requirements. A Yardmaster or Dispatcher employed by the Company is only entitled to participate with respect to the Employer Supplemental Contributions. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants, except Yardmasters and Dispatchers, may elect to make contributions to the Plan through periodic payroll deductions in amounts ranging from 2% to 15% of each participant's base salary, in 1% increments. The total pre-tax contributions by a participant are limited to the lesser of $9,240 in 1994 and $8,994 in 1993 (subject to adjustments to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue Code) or 15% of the participant's salary during any calendar year. Contributions to the Plan on behalf of the participants are made by the Company in lieu of an equal amount of salary.

The Company contributes an amount equal to 50% of each participant's contributions up to the first 6% of salary (a maximum Company contribution of 3% of salary).

In addition, the Company makes supplemental contributions of 2% of salary on behalf of all eligible employees of the Company including Yardmasters and Dispatchers, whether they contribute to the Plan or not.

                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED


INVESTMENT OF CONTRIBUTIONS

The Plan permits participants to invest their own contributions, the Company's matching and the supplemental contributions in the following investment funds: the Illinois Central Corporation Stock Fund, the New Perspective Fund, the Diversified Fund, the Fixed Fund and the Balanced Fund. Participants may choose to invest in one or more funds in multiples of 10% upon initial participation. Subsequent changes in funds may be in 1% increments. The New Perspective Fund invests in an investment fund managed by the American Funds Group. The Diversified Fund invests in an investment fund managed by Sirach. The fund is primarily invested in common stocks. The Fixed Fund invests in the LaSalle
National Pooled Investment Fund and annuity contracts issued by John Hancock Mutual Life Insurance Company. The Balanced Fund is managed by Equity Capital Management Corporation and invests in the Equitable Investment Fund, which invests in common stocks and other equity-type securities, longer term fixed income securities, publicly traded debt securities and short term money market instruments.

Effective March 31, 1991, Whitman Corporation spun-off to its shareholders its subsidiary, Pet, Inc. At that time, the Plan was amended to establish a closed fund to accept Pet shares issued at the time of the spin-off. Participants were not permitted to make additional contributions to this fund nor the Whitman Stock Fund.

On July 1, 1993, the Whitman and Pet stock funds were liquidated and participants elected a transfer to any of the other funds. Participants who did not elect a transfer had their Whitman and Pet balances transferred to the Illinois Central Corporation Stock Fund.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, all of the Company's contributions, and an allocation of earnings and expenses. Allocation of each is based on the participant's account balances at the time of allocation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested 100% in the entire amount in their account.

                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive the value of his or her account in either a lump-sum payment, in annual installments over a period of up to 15 years, or in the form of an immediate or deferred annuity.

EXPENSES

Administrative expenses for maintenance of Plan financial records, participant statements, service fees on insurance contracts, trustee fees, and accounting fees are paid from Plan assets. All other administrative expenses of the Plan are paid by the Company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial statements of the Plan are prepared using the accrual method of accounting.

Investment are stated at fair value. Quoted market prices are used to value the stock and mutual funds. The fixed income fund is valued at cost plus accumulated interest, which approximates market.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are rfecorded on the ex-dividend date.

The Plan considers all highly liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.

(3) FEDERAL INCOME TAXES

The Plan has received a favorable determination letter from the Internal Revenue Service (IRS), dated January 4, 1990, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore the related trust is exempt from tax under Section 501(a) of the Code. The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                         ILLINOIS CENTRAL CORPORATION
                   SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

(4) INVESTMENTS

Continental Trust Company, Trustee of the Plan, holds the investments for the Illinois Central Corporation Stock Fund and the Diversified Fund.
The following table presents the fair values of the Plan's investments.

                                    December 31, 1994      December 31, 1993
                                 ---------------------  ---------------------
                                    Number       Fair      Number       Fair
                                  of Shares     Value    of Shares     Value
                                  ---------  ----------  ---------  ---------


Investments at Fair Value as
 Determined by Quoted Market Price:

 Illinois Central Corporation
   Stock Fund...................   241,791   $7,435,073   201,386  $7,224,723

 Sirach Diversified Fund........   256,103    6,587,388   271,481   8,374,628

Investments at cost plus
 accumulated interest, which
 approximates fair value:

 LaSalle National Pooled Income
  Fund..........................       N/A   17,978,935       N/A  19,553,599
  John Hancock GAC# 6096........       N/A    9,821,966       N/A   9,172,563

Investments at Fair Value as
 Determined by Estimated Market Price:

 Equitable Balanced Fund........    31,664    2,494,190    30,770   2,641,508
 New Perspective Fund...........   112,428    1,615,588         0           0

                                  SCHEDULE I

                      ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1994


- --------------------------------------------------------------------------
                                  PAR VALUE                       MARKET
 ASSET DESCRIPTION                 /SHARES         COST            VALUE
- --------------------------------------------------------------------------
AFLAC                           $  2,400.00     $   80,900.00  $   76,800.00
ABBOTT LABS COM                    6,000.00        168,500.00     195,750.00
AIRTOUCH COMMUNICATORS INC COM     4,000.00        115,750.00     116,500.00
APPLIED MATLS INC COM              1,000.00         46,375.00      42,250.00
ARCHER DANIELS MIDLAND CO COM      3,000.00         57,000.00      61,875.00
BANK OF BOSTON CORP COM            2,500.00         69,375.00      64,687.50
BLACK & DECKER CORP COM            2,200.00         50,875.00      52,250.00
BRITISH PETE PLC AMERN               800.00         63,300.00      63,900.00
 DEPOSITORY SH
BROWNING FERRIS INDS INC COM       3,100.00         94,412.50      87,962.50
CAMPBELL SOUP CO COM               1,000.00         44,375.00      44,125.00
CAPITAL CITIES ABC INC COM         1,900.00        152,800.00     161,975.00
CITICORP COM                       3,500.00        119,625.00     144,812.50
COLUMBIA HCA HEALTHCARE CORP COM   1,400.00         56,700.00      51,100.00
COMPUTER ASSOC INTL INC COM        2,000.00         67,218.75      97,000.00
CONAGRA INC COM                    3,000.00         95,601.00      93,750.00
DSC COMMUNICATIONS CORP COM        2,000.00         68,750.00      71,750.00
DU PONT E I DE NEMOURS CO COM      1,800.00        106,425.00     101,250.00
DURACELL INTL INC COM              1,500.00         63,000.00      65,062.50
FED NATL MTG ASSN COM              1,000.00         77,666.67      72,875.00
FIRST DATA CORP COM                3,000.00        102,550.00     142,125.00
FLUOR CORP COM                     1,100.00         55,000.00      47,437.50
GENETECH INC COM REDEEMABLE        2,400.00        119,043.75     108,900.00
GEORGIA GULF CORP COM PAR $.01     1,000.00         37,500.00      38,875.00
GILLETTE CO COM                    2,300.00        164,312.50     171.925.00
HEALTH & RETIREMENT PPTYS TR COM   3,800.00         54,625.00      50,825.00
 SH BEN INT
HEWLETT PACKARD COM COM              600.00         56,250.00      59,925.00
HOME DEPOT INC COM                 2,400.00        105,650.00     110,400.00
HUMANA INC COM                     6,000.00        117,750.00     135,750.00
INTEL CORP COM                     1,000.00         65,750.00      63,875.00
INTERNATIONAL BUSINESS MACHS       2,200.00        143,825.00     161,700.00
 CORP COM
JOHNSON & JOHNSON COM              2,000.00        110,125.00     109,500.00
LORAL CORP COM                     1,500.00         54,868.50      56,812.50
MCDONALDS CORP COM                 3,000.00         87,000.00      87,750.00
MERCK & CO INC COM                 1,500.00         55,875.00      57,187.50
METHANEX CORP COM                  2,500.00         40,937.50      32,500.00
MICROSOFT CORP                     1,600.00         66,600.00      97,800.00
MICRON TECHNOLOGY INC COM          1,000.00         38,750.00      44,125.00
MOTOROLA INC COM                   2,200.00        121,675.00     127,325.00
MYLAN LABS COM                     2,000.00         59,000.00      54,000.00
NEWELL CO COM                      2,000.00         45,750.00      42,000.00
ORACLE SYS CORP COM                1,500.00         67,312.50      66,187.50
PENNEY J C INC COM                 2,500.00        103,293.75     111,562.50
PFIZER INC COM                       700.00         52,850.00      54,075.00
POTASH CORP SASK INC COM           1,500.00         56,812.50      51,000.00
PRAXAIR INC COM                    2,800.00         56,700.00      57,400.00
PRICE/COSTCO INC COM               5,000.00         92,750.00      64,375.00
PROCTER & GAMBLE CO COM            1,800.00        102,487.50     111,600.00
REEBOK INTL LTD COM                2,200.00         86,468.00      86,900.00
REGIS FD INC SPL EQUITY          122,013.32      1,980,950.51   1,802,136.83
 PORTFOLIO
SCHERING PLOUGH CORP COM           1,800.00        120,246.43     133,200.00
STANDARD FED BK TROY MICH COM      4,000.00         94,000.00      95,500.00
UNION CARBIDE CORP COM             3,800.00        111,778.50     111,625.00
VODAFONE GROUP PLC SPONSORED ADR   4,800.00        134,698.70     161,400.00
WASHINGTON FEDERAL SVGS COM        6,490.00        150,100.00     112,763.75
WASHINGTON MUT INC COM             6,000.00        128,050.00     101,250.00
                                                -------------  -------------
   TOTAL EQUITIES / SIRACH                       6,639,984.56   6,587,388.08

AMERCN FUNDS/NEW PERSPECTIVE FND 112,427.80      1,659,344.16   1,615,587.57
EQUITABLE FDS BALANCED FUND       31,664.00      2,227,171.82   2,494,190.14
JOHN HANCOCK GAC #6096         9,821,965.87      9,821,965.87   9,821,965.87
LASALLE NATL POOLED INCOME    17,978,935.25     17,978,935.25  17,978,935.25
  PLUS FUND
ILLINOIS CENTRAL CORP            241,791.00      6,220,422.86   7,435,073.25
  COMMON
                                                -------------  -------------
                                                37,907,839.96  39,345,752.08

   TOTAL INVESTMENTS                            44,547,824.52  45,933,140.16
TEMPORARY CASH INVESTMENTS                         876,974.96     876,974.96
                                                -------------  -------------
                                               $45,424,799.48 $46,810,115.12
                                               ==============  =============

                See accompanying independent auditors' report.

                                  SCHEDULE II

                            REPORTABLE TRANSACTIONS

                         YEAR ENDED DECEMBER 31, 1994

Series of Transactions
- ---------------------------------------------------------------------------------------
                           SALE/PURCHASE                        NET GAIN/
   SECURITY DESCRIPTION     PRICE         EXPENSES     COST       LOSS    CURRENT VALUE
- ---------------------------------------------------------------------------------------
SALES
- -----

CONTINENTAL SHORT-TERM
  INVESTMENT FUND           12,211,069       0.00   12,211,069       0.00  12,211,069

LASALLE NATIONAL POOLED
  INCOME PLUS                4,518,208       0.00    4,518,208       0.00   4,518,208

PURCHASES
- ---------

CONTINENTAL SHORT-TERM
  INVESTMENT FUND           12,193,021       0.00   12,193,021       0.00  12,193,021

LASALLE NATIONAL POOLED
  INCOME PLUS                2,943,544       0.00    2,943,544       0.00   2,943,544

                 See accompanying independent auditors' report.

                                                           Exhibit 23
                                                           ----------



                         Independent Auditors' Consent



The Board of Directors
Illinois Central Corporation:

We consent to incorporation by reference in Registration Statement No. 33-36765 on Form S-8 of Illinois Central Corporation of our report dated June 16, 1995, relating to the statements of financial condition of Illinois Central Corporation Supplemental Retirement and Savings Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for the years then ended, which report appears in the December 31, 1994 annual report on Form 11-K of Illinois Central Corporation Supplemental Retirement and Savings Plan.


/s/ KPMG Peat Marwick LLP



Chicago, Illinois
June 26, 1995

                                E-1